

By Electronic Mail

January 10, 2024

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: ETF Opportunities Trust
        Issuer CIK: 0001771146
        Issuer File Number: 333-234544 / 811-23439
        Form Type: 8-A12B
        Filing Date: January 10, 2024

To Whom It May Concern:

Please be advised that Cboe BZX Exchange, Inc. has received an application dated December 28, 2023, from the above-referenced issuer and has approved the following securities for listing on Cboe BZX Exchange, Inc. ("Exchange"):

- T-Rex 2X Long Apple Daily Target ETF (AAPX)
- T-Rex 2X Long Alphabet Daily Target ETF (GOOX)
- T-Rex 2X Long Microsoft Daily Target ETF (MSFX)

In order to facilitate timely listing, the Exchange requests acceleration of registration of these securities under Rule 12d1-2 of the Securities Exchange Act of 1934, as amended. If there are any questions, please call me at (646) 856-8722. Your assistance is greatly appreciated.

Sincerely,

Charles Sullivan
Senior Analyst, Listing Qualifications